

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2011

<u>Via E-mail</u>
Mr. Elton Bond
Principal Accounting Officer
McJunkin Red Man Corporation
2 Houston Center
909 Fannin, Suite 3100
Houston, TX 77010

>   **Re: McJunkin Red Man Corporation**
>   **Amendment No. 3 to Registration Statement on Form S-4**
>   **Filed June 21, 2011**
>   **File No. 333-173035**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed June 21, 2011**
>   **File No. 333-173037**

Dear Mr. Bond:

We have reviewed your registration statements and have the following comment.

<u>Registration Statement on Form S-4</u>

<u>Item 21. Exhibits and Financial Statement Schedules, page II-4</u>

1. Please amend your registration statement to ensure that you file a complete copy of Exhibits 10.4, 10.6, and 10.31. For example, we note that Exhibit 10.31, as filed, does not include all of the exhibits and schedules identified on page iv of Exhibit 10.31.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Jeanne Baker, Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        Michael A. Levitt, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP